SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 August 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

23 August 2013

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF A TRANSACTION BY A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

On 23 August 2013, the Group was notified that on the same day Alison Brittain, a PDMR, exercised a share buy out award over 5,872,757 Shares for a total consideration of £1 and sold 5,872,757 Shares at a price of 74.31 pence per Share.

The award was granted in September 2011 for the loss of deferred share benefits forfeited as a result of her resignation from the Santander Group. The value of the award at grant was £1.8 million based on a Share price of 30.65 pence on 5 September 2011, the date she joined the Group.

This disclosure is made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4. The transaction took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                                                                                             +44 (0) 20 7356 1571
Head of Operations & Reporting
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                                                                                         +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 23 August 2013